Exhibit 99.1

Tombstone Exploration Corporation Acquires Lease for Mineral-Rich Eagleville Property in Mineral County, Nevada Containing Gold and Silver

PHOENIX, AZ--(Marketwire - 06/21/10) - Tombstone Exploration Corp. (OTC.BB:TMBXF - News), announced today that it has closed a leasing agreement on the Eagleville property in Mineral County, Nevada. Eagleville is located along the northeast boundary of the Walker Lane structural zone in the Regent-Rawhide Mining District, Mineral County, Nevada. Terms of the agreement include a lease to purchase provision within the 10 year lease.

The location was aptly chosen as Mineral County has a considerable and unique variety of mineral wealth which remains undeveloped. The region contains major epithermal gold and silver deposits such as Round Mountain and the historical Comstock Lode. Possibly no comparable area on the American Continent has so many varied mineral deposits, including, but not limited to, gold, silver, copper, tungsten, iron, coal, borax, lead and gemstone rocks.

The project is located eight kilometers east of Kennecott's Rawhide gold-silver mine, where by the end of 2000, over 1.1 million ounces of gold and 9 million ounces of silver had been recovered. Previous mining activities have taken place on the location with success. The Company believes the extensive surface alteration and previous development provide evidence that Eagleville has the potential for both open-pit and underground gold production.

Rock samples obtained from the Eagleville prospect have been measured as high as 1.394 opt. With the price of gold continuing to rise, the value of the Eagleville prospect is predicted to rise at a consistent rate with the price of gold. Rising mineral values with expenditures that remain constant will benefit the Company enormously.

Alan M. Brown, CEO of Tombstone, commented, "We are excited to have the opportunity to explore the Eagleville Prospect. We believe that the site has tremendous potential with a minimum amount of expenditures, furthering the Company's mission to produce metals and minerals at or below standard industry costs. Tombstone Exploration will continue to share news and information to our investors as developments occur with the property."

Tombstone Exploration Corporation (TMBXF) is focused primarily on exploration and development of mineral resources. Tombstone Exploration Corporation has the mineral rights to approximately 14,000 acres of historical mining land in the areas around Tombstone, Arizona and is the largest landholder in the Tombstone Mining District.

For more information on Tombstone Exploration Corporation, please visit www.tombstonemining.com

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not historical facts may be forward-looking statements within the meaning of the Securities Act of 1933, as amended. Forward-looking statements include statements regarding the intent, belief or current expectations of the Company and its management. Such statements are estimates only, as the Company has not completed the preparation of its financial statements for those periods, nor has its auditor completed the audit of those results. Actual revenue may differ materially from those anticipated in this press release. Such statements reflect management's current views, are based on certain assumptions and involve risks and uncertainties. Actual results, events, or performance may differ materially from the above forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including, but not limited to Tombstone Exploration Corporation's ability to obtain additional financing. Tombstone Exploration Corporation undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that occur after the date hereof or to reflect any change in Tombstone Exploration Corporation's expectations with regard to these forward-looking statements or the occurrence of unanticipated events. Factors that may impact Tombstone Exploration Corporation's success are more fully disclosed in Tombstone Exploration Corporation most recent public filings with the U.S. Securities and Exchange Commission.